Castle Hill Capital Partners, Inc.

1. Organization and Nature of Business

Castle Hill Capital Partners, Inc. ("the Company") is a securities broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation (SIPC), incorporated on September 5, 1997 in the state of New York. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii). The Company will not hold customer funds or safekeep customer securities. The Company's securities transactions consist primarily of introducing customer accounts to other broker dealers. The Company is compensated for these introductions based on net revenues generated, via a commission sharing agreement. The Company has a distribution agreement for Stovell Research Platform, and also engages in Third Party Marketing of Hedge Funds for a fee.

2. Significant Accounting Policies

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash - The entity's cash and is held principally at one financial institution and at times may exceed federally insured limits. The entity has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Income taxes – The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholders are liable for individual federal income taxes on their share of the Company's income, deductions, losses and credits.

Castle Hill Capital Partners, Inc.

Uncertain tax positions - The entity has adopted the provisions of *Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position")* . Uncertain Tax Position prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The entity has evaluated its tax position for the year ended December 31, 2015, and does not expect any material adjustments to be made. The tax years 2015, 2014, 2013, and 2012 remain open to examination by the major taxing jurisdictions to which the entity is subject.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

The entity is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the entity had net capital of $162,573 which was $157,573 in excess of its required net capital of $5,000. The entity's ratio of aggregate indebtedness to net capital was 14.35%.

4. Indemnifications

In the normal course of its business, the entity indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the entity. The maximum potential amount of future payments that the entity could be required to make under these indemnifications cannot exceed the commissions receivable from the service provider. As such, the entity believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

5. Operating Leases

The Company currently leases space in NYC located at 546 Fifth Avenue from Concept Capital at the rate of $1250 per seat, on a month to month basis. Currently the Company has three (3) employees occupying space there for a total of $3,750 per month. The company also leases space from Regus in Boca Raton, FL for $1,850 per month on a renewable 6 month term. The current term expires in July 2016.

6. 401(k) and Profit Plan

The Company currently has a 401(k) & Profit Sharing Plan managed by Berine Wealth on a voluntary basis. The company has no current plans for funding such Profit Plan, but may consider it as such time it deems applicable. 401(k) contributions are made on an individual basis, and new employees are eligible after one (1) year of service.

7. Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. The changes do not materially affect previously reported statement of changes in stockholders' equity.